January 8, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Tom Kluck, Branch Chief
Jerard Gibson, Attorney-Advisor

Re:	ZipRealty, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 000-51002

Gentlemen:

On behalf of ZipRealty, Inc. (the “Company”), we hereby respond to the comments set forth in your letter dated December 23, 2008 in connection with the above-referenced Form 10-K (the “Form 10-K”). For ease of reference, each comment is referenced and numbered as set forth in your letter and is restated prior to our response.

If our arrangements for providing core services become impaired . . . , page 25

Comment 1: We note the discussion under this subheading regarding the company’s core services arrangement with E-Loan, Inc. Please explain to us why this and other “core services” agreements should not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the term “core services” refers to services that our clients may find essential in connection with their purchase, sale or ownership of a home (please see our disclosure on page 24 of our Form 10-K), not services that are necessarily essential to our business (e.g., mortgage or title insurance). Our contracts with core services providers such as E-Loan are marketing agreements. We believe that arrangements of this sort are ordinarily entered into by residential real estate brokerages in the ordinary course of business. The Company’s business is not substantially dependent on any of the core services agreements we have entered into to date. As stated on page 25 of our Form 10-K, the revenues we recorded from E-Loan for fiscal year 2007 represented less than 3% of our total revenues for that year. (Please note that the E-Loan relationship terminated in October 2008.) As stated on page 40 of our Form 10-K, generally non-commission revenues (including marketing fees), in the aggregate, represent less than 5% of our total revenues in any given period.

Securities and Exchange Commission

January 8, 2009

We also respectfully refer you to our letter to the Commission dated July 12, 2004, sent in response to the Commission’s June 29, 2004 comment letter relating to our registration statement on Form S-1. Our response to Comment 30 of that letter is set forth in full below:

COMMENT 30: Please revise to discuss the material terms of your co-marketing arrangement with E-Loan.

RESPONSE: In response to the Staff’s comment, disclosure has been revised on page 28 of Amendment No. 1 to describe the current fee structure of the Company’s co-marketing arrangement with E-LOAN, Inc. The Company does not consider its arrangement with E-LOAN to be material to the Company, given that it was entered in the ordinary course of business and is cancelable on 30 days’ notice. In addition, we supplementally note that monthly revenues received by the Company from E-LOAN under this arrangement typically average well under 3% of the Company’s monthly revenues. As a result, the Company does not believe that further disclosure of the terms of this arrangement would be useful to an investor and could, in fact, mislead investors as to the importance of this particular arrangement.

For the above reasons, we respectfully submit that neither the Company’s former arrangement with E-Loan nor its current agreements with providers of core services are subject to the filing requirements of Item 601(b)(10) of Regulation S-K.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Product development, page 52

Comment 2: We note the disclosure under this heading with respect to the company’s product development expenses. In future filings, please reconcile the inconsistency between paragraphs two and three regarding the increase of product development expenses as a percentage of net revenues.

Response: We will confirm that this inconsistency does not appear in future filings.

Compensation discussion and analysis, page 18

Comment 3: In future filings, consider elaborating on the role of the executive officers in the compensation process. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Response: We respectfully advise the Staff that we will consider elaborating on the role of the executive officers in the compensation process in future filings.

Securities and Exchange Commission

January 8, 2009

Principal elements of compensation, page 19

Comment 4: We note that the compensation committee has relied upon specific performance goals established at the beginning of the fiscal year in determining annual salary increases. In future filings, please elaborate on the company’s specific performance goals and the manner by which these goals are determined by the compensation committee. Please refer to Item 402(b)(2)(v) of Regulation S-K.

Response: We respectfully advise the Staff that we will elaborate on these matters in future executive compensation disclosures.

Annual incentive compensation, page 20

Comment 5: It appears that individual performance was a significant factor in how the compensation committee determined amounts to be paid as variable compensation. Much of the disclosure on pages 20-22, for example, focuses on general individual performance objectives considered by the committee. This general discussion should be replaced with a more specific analysis of how the compensation committee considered and used individual performance to determine specific levels of executive compensation. If the company focused on specific individual performance goals, as indicated in the disclosure, please include a complete discussion of each element of individual performance and contribution that the committee took into account when setting the various forms and levels of compensation. Please refer to Item 402(b)(2)(v) of Regulation S-K. Please revise the disclosure accordingly in future filings.

Response: We acknowledge the Staff’s comment and will revise in future executive compensation disclosures.

Comment 6: We note that the company has not quantified the target and sub-target thresholds used to determine incentive compensation eligibility. In future filings, please discuss the specific items of company performance used to determine annual and long-term incentive compensation amounts and how these amounts are specifically structured around such performance goals and individual objectives. For example, please identify the minimum revenue and earnings thresholds for FY2007 which served as a basis for payment of Mr. Lashinsky’s incentive award discussed on page 21. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) and (vi) of Regulation S-K and Instruction 4.

Response: We acknowledge the Staff’s comment and will discuss in future executive compensation disclosures.

Securities and Exchange Commission

January 8, 2009

Comment 7: We note the discussion on page 21 regarding the compensation committee’s discretion in final incentive award payment based on individual performance. In future filings, please explain how the discretionary component of incentive awards is measured.

Response: We acknowledge the Staff’s comment and will explain this matter in future executive compensation disclosures.

In connection with this response letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 510-735-2600 if you have any questions.

Sincerely,
ZIPREALTY, INC.

/s/ Larry S. Bercovich
Larry S. Bercovich
Vice President and General Counsel